EXHIBIT 99.2

SEABRIDGE GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED

JUNE 30, 2016

SEABRIDGE GOLD INC.

Management’s Discussion and Analysis

The following is a discussion of the results of operations and financial condition of Seabridge Gold Inc. and its subsidiary companies for the three and six months ended June 30, 2016 and 2015. This report is dated August 11, 2016 and should be read in conjunction with the unaudited condensed consolidated interim financial statements for the same period and the Management’s Discussion and Analysis and the audited consolidated financial statements for the year ended December 31, 2015. The Company also published an Annual Information Form filed on SEDAR at www.sedar.com, and the Annual Report on Form 40-F filed on EDGAR at www.sec.gov/edgar.shtml. Other corporate documents are also available on SEDAR and EDGAR as well as the Company’s website www.seabridgegold.net. As the Company has no operating project at this time, its ability to carry out its business plan rests with its ability to sell projects or to secure equity and other financings. All amounts contained in this document are stated in Canadian dollars unless otherwise disclosed.

The accompanying interim condensed consolidated financial statements for the three and six months ended June 30, 2016 and the comparative three and six months ended June 30, 2015 have been prepared by the Company in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board.

Company Overview

Seabridge Gold Inc. is a development stage company engaged in the acquisition and exploration of gold properties located in North America. The Company’s objective is to provide its shareholders with exceptional leverage to a rising gold price. The Company’s business plan is to increase its gold ounces in the ground but not to go into production on its own. The Company will either sell projects or participate in joint ventures towards production with major mining companies. During the period 1999 through 2002, when the price of gold was lower than it is today, Seabridge acquired 100% interests in eight advanced-stage gold projects situated in North America. Seabridge’s principal projects include the KSM (Kerr-Sulphurets-Mitchell) property located in British Columbia and the Courageous Lake property located in the Northwest Territories. Seabridge’s common shares trade in Canada on the Toronto Stock Exchange under the symbol “SEA” and in the United States on the New York Stock Exchange under the symbol “SA”.

Results of Operations

The net loss for the three months ended June 30, 2016 was $1.9 million or $0.04 per share and is an increase from a net loss of $1.6 million or $0.03 per share for the comparative period ended June 30, 2015.

In the current quarter ended June 30, 2016, the most significant expenses contributing to the net loss were corporate and administrative costs, and in particular, compensation including stock based compensation. The comparative period’s net loss also included an impairment charge related to the Company’s investments. No similar charge was recorded in the current period. These expenses were offset somewhat by the amortization of a portion of the 2015 and 2016 flow-through share premiums and other gains on investments. These items are discussed further below.

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For the three months ended June 30, 2016, corporate and administrative expenses increased to $2.3 million from $1.9 million in the comparable quarter in 2015. The current quarter’s employee compensation was $0.7 million and is consistent with $0.7 million for the comparable period in 2015. Stock-based compensation however, rose to $1.0 million in the quarter ended June 30, 2016 from $0.7 million in the same period in 2015, reflecting the expense of a portion of the fair value of stock options granted in March and May of 2016. Current quarter professional fees and other general and administrative costs, combined, increased marginally over the comparative period of 2015 as the Company continued to source a joint venture partner for KSM. These costs are not expected to increase significantly through 2016. On a six-month basis employee compensation, as a whole, was marginally higher than the comparative six-month period in 2015 but the cash component was lower due to bonus remuneration paid in 2015 that was not repeated in 2016. Stock based compensation was higher in the six-month period of 2016 due to the award of stock options in March and May of the current year.

The Company recognized $1.1 million of other income in the current quarter (2015 - $0.8 million) and $1.6 million on a six months year-to-date basis (2015 – $1.2 million) related to the amortization of flow-through share premiums recorded on financings completed in April 2015 and May 2016. In April 2015, the Company issued 1,610,000 flow-through common shares. Based on qualifying expenditures made in the current quarter, $0.5 million of other income has been recognized through the statement of operations and comprehensive loss related to the amortization of the remaining portion of the 2015 flow-through premium. In May 2016, the Company issued 500,000 flow-through shares, at $24.08 per share, raising gross proceeds of $12.0 million. The purchase price represented a 38.4% premium over the market price of the Company’s share on the closing date. Based on the qualifying expenditures made in June 2016, $0.6 million of other income has been recognized in the current quarter. The remaining premium of $2.7 million will be recorded in the statement of operations and comprehensive loss as the Company incurs qualifying exploration expenditures. In the comparative quarter of 2015, the Company recognized $0.8 million of other income related to the partial recognition, in the statement of operations and comprehensive loss, of a $3.1 million liability, setup in 2014, when the Company completed a $13.8 million flow-through financing.

In the first quarter of 2015 the Company was notified that the remaining option on one of its projects in Nevada, Castle Black Rock, would be foregone. The Company determined that the recoverability of the carrying costs, at that time, was impaired and charged the statement of operations and comprehensive loss with the remaining carrying cost of $0.4 million. No impairments to mineral properties were recognized in 2016.

In the current six-month period, the Company recognized a $151,000 (2015 - $162,000) net gain on investments it holds. The gain is derived from the recognition of a gain on the disposition of one investment of $278,000 (2015 -$21,000) net of the recognition of the proportionate loss of an associate of $128,000 (2015 - $141,000 income).

In the current quarter, the Company recognized income tax expense of $0.8 million (2015 - $66,000) primarily related to deferred tax expenses arising upon the renouncement of expenditures related to flow-through share commitments which are capitalized for accounting purposes. These expenditures have no corresponding tax basis due to the renouncement. The income tax expense is partially offset by a deferred tax recovery arising from the loss in the current quarter. On a six-month basis to June 30, 2016, the Company recognized $1.5 million in deferred tax expense (2015 - $34,000) due to the similar differences between accounting and tax basis of exploration expenditures, net of recoveries related to tax losses carried forward.

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Quarterly Information

Significant activities in the second quarter of 2016 included; the acquisition of 100% of SnipGold Corp. (“SnipGold”) and the Iskut project, the ongoing preparation of the update to the pre-feasibility study at KSM including a preliminary economic assessment of Deep Kerr; commencing the 2016 exploration program at KSM and Iskut and finalizing the preliminary report of the independent geotechnical review board (“IGRB”).

Selected financial information for the current and previous seven quarters ending June 30, 2016 is as follows (unaudited):

Quarterly operating results ($000's)	2nd Quarter Ended June 30, 2016	1st Quarter Ended March 31, 2016	4th Quarter Ended December 31, 2015	3rd Quarter Ended September 30, 2015
Revenue	-	-	-	-
Loss for period	(1,917)	(2,474)	(2,373)	(2,629)
Basic loss per share	(0.04)	(0.05)	(0.05)	(0.05)
Diluted loss per share	(0.04)	(0.05)	(0.05)	(0.05)

Quarterly operating results ($000's)	2nd Quarter Ended June 30, 2015	1st Quarter Ended March 31, 2015	4th Quarter Ended December 31, 2014	3rd Quarter Ended September 30, 2014
Revenue	-	-	-	-
Loss for period	(1,590)	(2,474)	(3,972)	(2,834)
Basic loss per share	(0.03)	(0.05)	(0.08)	(0.06)
Diluted loss per share	(0.03)	(0.05)	(0.08)	(0.06)

Mineral Interest Activities

During the six months ended June 30, 2016, the Company incurred an aggregate of $26.0 million of expenditures and acquisition costs that were attributed to mineral properties. Cash expenditures associated with the Company’s two main exploration projects, KSM and Courageous Lake amounted to $9.5 million. On June 21, 2016, the Company acquired 100% of the common shares of SnipGold and its 100% owned Iskut Project. The purchase price and associated costs of the SnipGold acquisition amounted to $14.8 million with $13.1 million ascribed to the fair value of the Company’s common shares and other convertible securities issued and $1.7 million of cash expenditures. The total cost of the acquisition of $14.8 million has been allocated to the relative fair values of the assets acquired and liabilities assumed according to the following table:

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Assets acquired an liabilities assumed ($000's)
Current assets	566
Mineral interests	16,441
Current liabilities	(8)
Provision for reclamation liabilities	(2,224)
14,775

Consideration paid ($000's)
Share issuance	12,452
Options and warrants	619
Acquisition costs	1,704
14,775

The Iskut Project is a contiguous block of ground in excess of 286 sq. km within northwestern British Columbia. A preliminary economic assessment, on a portion of the Iskut Project, was completed by SnipGold in 2010 and outlined a measured and indicated resource of 186 million tonnes of ore with 2.16 million ounces of contained gold and 500 million pounds of copper, among other elements. The Company has commenced an exploration program at Iskut spending approximately $0.1 million on the project in the current quarter and has planned a $3 million program for the full 2016 exploration season. The Iskut Project contains two main target types: a high-grade precious metal mineralization, with drill ready targets; and bulk tonnage gold-copper porphyries with resource expansion potential.

At the KSM Project, the Company incurred $9.2 million of expenditures in the first six months of 2016 with $5.9 million (2015 - $5.0 million) of those costs incurred in the current quarter. Current quarter spending related to planning and commencing the 2016 exploration and drilling program and progressing the update to the pre-feasibility study at KSM, including the preliminary economic assessment of the Deep Kerr resource. Costs were also incurred finalizing the report of the IGRB and a review of the project's tailings management facility and water storage dam by independent engineers. Both groups have concluded that the current design plans for the project's tailing management facility and water storage dam are appropriate.

At Courageous Lake, the Company incurred minimal costs in both the current and comparative quarter completing limited analysis over drill target identification and costs to maintain the project in good standing. Limited work is planned for the remainder of 2016 at Courageous Lake as the Company continues to focus on advancing KSM and completing the exploration program at Iskut.

Liquidity and Capital Resources and Subsequent Events

The Company’s working capital position, at June 30, 2016, was $23.2 million, up from $17.8 million at December 31, 2015. Excluding the flow-through share premium, working capital amounted to $25.9 million at June 30, 2016 and $18.7 million at December 31, 2015. Cash and short-term deposits at June 30, 2016 totaled $24.1 million versus $15.5 million at December 31, 2015. Cash resources have increased since the 2015 year-end as the Company completed two financings in April and May of the current year.

In April 2016, the Company closed a public offering of 500,000 common shares at a price of $17.40 per common share raising gross proceeds of $8.7 million. Also in May 2016, the Company completed a financing whereby a syndicate of underwriters purchased 500,000 flow-through common shares at a price of $24.08 per flow-through common share for gross proceeds of $12 million. In addition, the exercise of stock options in the current quarter raised an additional $1.2 million.

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During the three months ended June 30, 2016, operating activities, including working capital adjustments, used $0.5 million compared to $0.4 million used by operating activities in the comparative quarter of 2015. Operating activities in the near-term are not expected to deviate significantly from current levels. Cash expenditures on mineral interest activity amounted to $6.1 million and are up from the $5.2 million spent in the comparative quarter of 2015. Exploration expenditures should elevate in the third quarter as the Company endeavours to carry out its planned drilling programs at KSM and Iskut.

Subsequent to the quarter ended June 30, 2016, 203,644 stock options were exercised and proceeds of $2.1 million were received by the Company.

The Company will continue its objective of advancing its gold projects to either sell or enter into joint venture arrangements with major mining companies. The Company also continues to dispose of certain non-core mineral property assets in Canada and the USA and may also continue to dispose of its investments.

Outlook

For the remainder of 2016 the Company will conduct its planned exploration programs at KSM and Iskut. The programs will entail the analysis of previous drilling including re-logging to enhance the current resource models as well as carrying out current drilling on identified targets. The Company is also updating the 2012 pre-feasibility study with an objective to release the results in the third quarter of this year and will continue to work to secure various permits for future exploration. In conjunction with the Company’s exploration program for Iskut, a $0.8 million environmental program is also planned with a goal of ensuring compliance with existing authorizations at the site and to begin the evaluation and costing of remediation programs that will mitigate the impacts of historical mining activity, including the Johnny Mountain Mine, a past gold producer.

Internal Controls Over Financial Reporting

The Company’s management under the supervision of the Chief Executive Officer and Chief Financial Officer are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Changes to Internal Controls Over Financial Reporting

There was no change in the Company’s internal controls over financial reporting that occurred during the period April 1, 2016 to June 30, 2016 that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Company is recorded, processed, summarized and reported within the time periods specified in the rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company is accumulated and communicated to management as appropriate, to allow timely decisions regarding required disclosure. The Company’s Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation of the design of the disclosure controls and procedures as of June 30, 2016, that they are appropriately designed. These disclosure controls and procedures provide reasonable assurance that material information is made known to them by others within the Company.

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Limitations of controls and procedures

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any internal controls over financial reporting and disclosure controls and procedures, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

Shares Issued and Outstanding

At August 11, 2016, the issued and outstanding common shares of the Company totaled 54,138,601. In addition, there were 3,305,762 stock options, 183,250 RSUs and 1,587 warrants outstanding. Assuming the exercise of all outstanding options, RSUs and warrants, there would be 57,629,200 common shares issued and outstanding.

Related Party Transactions

During the six months ended June 30, 2016, a private company controlled by an officer was paid $96,000 (2015 - $71,000) for legal services rendered. These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Changes in Accounting Standards Not Yet Adopted

New standards and amendments to standards that are relevant to the Company and effective for annual periods beginning on or after January 1, 2016, that have not been applied in preparing these interim condensed consolidated financial statements are:

IFRS 9, Financial instruments (“IFRS 9”) introduces new requirements for classification and measurement of financial assets, additional changes to financial liabilities and a new general hedge accounting standard. The mandatory effective date is for annual periods beginning on or after January 1, 2018. Early adoption is permitted and the new standard must be applied retrospectively, with some exceptions. The Company does not expect the standard will have a material impact on the financial statements upon adoption.

IFRS 15, Revenue from contracts with customers (“IFRS 15”) will replace IAS 18 Revenue, IAS 11 Construction contracts, and some revenue-related interpretations. The new standard is effective for annual periods beginning on or after January 1, 2018. Earlier application is permitted. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue at either a point in time or over time. The model features a five-step analysis of transactions to determine when and how much revenue should be recognized. New estimates and judgmental thresholds were introduced, which may affect the amount and/or timing of revenue recognized. The Company does not expect the standard will have a material impact on the financial statements upon adoption.

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Critical Accounting Estimates

Critical accounting estimates used in the preparation of the consolidated financial statements include the Company’s estimate of recoverable value of its mineral properties and related deferred exploration expenditures, the value of stock-based compensation, asset retirement obligations and deferred income tax. All of these estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control.

The factors affecting stock-based compensation include estimates of when stock options and compensation warrants might be exercised and the stock price volatility. The timing for exercise of options is out of the Company’s control and will depend upon a variety of factors, including the market value of the Company’s shares and financial objectives of the stock-based instrument holders. The Company used historical data to determine volatility. However, the future volatility is uncertain.

The recoverability of the carrying value of mineral properties and associated deferred exploration expenses is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale. The Company is in an industry that is dependent on a number of factors including environmental, legal and political risks, the existence of economically recoverable reserves, the ability of the Company and its subsidiaries to obtain necessary financing to complete the development, and future profitable production or the proceeds of disposition thereof.

The provision for asset retirement obligations is the best estimate of the present value of the future costs of reclaiming the environment that has been subject to disturbance through exploration activities or historical mining activities. The Company uses assumptions and evaluates technical conditions for each project that have inherent uncertainties, including changes to laws and practices and to changes in the status of the site from time-to-time. The timing and cost of the rehabilitation is also subject to uncertainty. These changes, if any, are recorded on the statement of financial position as incurred.

The Company has net assets in Canada and the United States and files corporate tax returns in each. Deferred tax liabilities are estimated for tax that may become payable in the future. Future payments could be materially different from our estimated deferred tax liabilities. We have deferred tax assets related to non-capital losses and other deductible temporary differences. Deferred tax assets are only recognized to the degree that it shelters tax liabilities or when it is probable that we will have enough taxable income in the future to recover them.

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Risks and Uncertainties

The risks and uncertainties are discussed within the Company’s most recent Annual Information Form filed on SEDAR at www.sedar.com, and the Annual Report on Form 40-F filed on EDGAR at www.sec.gov/edgar.shtml and the Prospectus Supplement to the Short Form Base Shelf Prospectus filed on both SEDAR and EDGAR.

Forward Looking Statements

The consolidated financial statements and management’s discussion and analysis contain certain forward-looking statements relating but not limited to the Company’s expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

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